Mail Stop 3720

September 19, 2006

Mr. Jonathan R. Mather
Executive Vice President and Chief Financial Officer
NETGEAR, Inc.
4500 Great America Parkway
Santa Clara, CA 95054

Re: **NETGEAR, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006

Dear Mr. Mather:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director